

Mail Stop 4631

November 1, 2017

<u>Via E-mail</u>
Mr. Robert W. Kuhn
Executive Vice President, Chief Financial Officer and Secretary
AptarGroup, Inc.
475 West Terra Cotta Avenue, Suite E
Crystal Lake, IL 60014

      RE: **AptarGroup, Inc.**
              Form 10-K for the Year Ended December 31, 2016
              Filed February 27, 2017
              File No. 1-11846

Dear Mr. Kuhn:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                      Sincerely,

                      /s/ John Cash

                      John Cash
                      Accounting Branch Chief
                      Office of Manufacturing and Construction